FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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This Form 6-K is incorporated by reference into the registration statements on Form F-3 filed by YPF Sociedad Anónima with the Securities and Exchange Commission (File Nos. 333-149313, 333-170848 and 333-172317)

YPF Sociedad Anonima

TABLE OF CONTENTS

Item

1.	Condensed Consolidated Financial Statements for the Nine-Month Periods Ended September 30, 2010 and 2009, as amended.

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YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

The accompanying notes are an integral part of these condensed financial statements.

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YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009, AS AMENDED (Note 1.b)
(Amounts expressed in million of Argentine pesos, except for per share amounts in Argentine pesos – Note 1.a)
(The condensed consolidated statements of income for the nine-month periods ended September 30, 2010 and September 30, 2009, are unaudited)

	2010	2009

Net sales (Note 3.h)	31,849	24,648
Cost of sales (Note 6.b)	(20,866)	(16,696)

Gross profit	10,983	7,952

Selling expenses (Note 6.c)	(2,182)	(1,790)
Administrative expenses (Note 6.c)	(1,015)	(776)
Exploration expenses (Note 6.c)	(178)	(422)

Operating income	7,608	4,964

Income on long-term investments	78	7
Other expense, net (Note 3.i)	(23)	(17)
Financial income (expense), net and holding gains (losses):
Gains (losses) on assets
Interests	87	69
Exchange differences	176	288
Holding gains (losses) on inventories	467	(163)
Losses on liabilities
Interests	(664)	(714)
Exchange differences	(400)	(785)

Net income before income tax	7,329	3,649
Income tax	(2,604)	(1,420)

Net income	4,725	2,229

Earnings per share (Note 1.a)	12.01	5.67

The accompanying notes are an integral part of these condensed financial statements.

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YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009, AS AMENDED (Note 1.b)
(Amounts expressed in million of Argentine pesos – Note 1.a)
(The condensed consolidated balance sheet as of September 30, 2010, is unaudited)

	2010	2009

Current Assets
Cash	392	669
Investments (Note 3.a)	3,137	1,476
Trade receivables (Note 3.b)	3,234	2,831
Other receivables (Note 3.c)	3,644	2,490
Inventories (Note 3.d)	3,958	3,066

Total current assets	14,365	10,532

Noncurrent Assets
Trade receivables (Note 3.b)	40	22
Other receivables (Note 3.c)	796	527
Investments (Note 3.a)	609	661
Fixed assets (Note 3.e)	29,020	27,993
Intangible assets	11	12

Total noncurrent assets	30,476	29,215

Total assets	44,841	39,747

Current Liabilities
Accounts payable (Note 3.f)	6,219	5,863
Loans (Note 3.g)	6,052	4,679
Salaries and social security	316	298
Taxes payable	2,574	1,437
Contingencies (Note 5.a)	289	341

Total current liabilities	15,450	12,618

Noncurrent Liabilities
Accounts payable (Note 3.f)	4,696	4,391
Loans (Note 3.g)	1,348	2,140
Salaries and social security	127	110
Taxes payable	686	828
Contingencies (Note 5.a)	2,276	1,959

Total noncurrent liabilities	9,133	9,428

Total liabilities	24,583	22,046

Shareholders’ Equity (per corresponding statements)	20,258	17,701

Total liabilities and shareholders’ equity	44,841	39,747

The accompanying notes are an integral part of these condensed financial statements.

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YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009, AS AMENDED (Note 1.b)
(Amounts expressed in million of Argentine pesos – Note 1.a)
(The condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2010 and September 30, 2009, are unaudited)

	2010	2009

Cash Flows from Operating Activities
Net income	4,725	2,229
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	(78)	(7)
Depreciation of fixed assets	4,114	3,648
Consumption of materials and fixed assets retired	380	443
Income tax	2,604	1,420
Increase in accruals	706	846
Changes in assets and liabilities:
Trade receivables	(342)	(81)
Other receivables	(1,346)	(340)
Inventories	(892)	452
Accounts payable	382	(1,219)
Salaries and social security	35	21
Taxes payable	67	(586)
Decrease in accruals	(441)	(930)
Interests, exchange differences and others	431	721
Dividends from long-term investments	8	27
Income tax payments	(1,676)	(734)

Net cash flows provided by operating activities	8,677(1)	5,910(1)

Cash Flows used in Investing Activities
Acquisitions of fixed assets	(5,597)(2)	(3,640)(2)
Investments (non cash and equivalents)	115	34

Net cash flows used in investing activities	(5,482)	(3,606)

Cash Flows used in Financing Activities
Payment of loans	(9,462)	(10,682)
Proceeds from loans	9,814	11,465
Dividends paid	(2,163)	(2,478)

Net cash flows used in financing activities	(1,811)	(1,695)

Increase in Cash and Equivalents	1,384	609

Cash and equivalents at the beginning of year	2,145	1,215
Cash and equivalents at the end of period	3,529	1,824

Increase in Cash and Equivalents	1,384	609

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (234) and (269) corresponding to interest payments for the nine-month periods ended September 30, 2010 and 2009 respectively.
(2)	Includes 115 and 297 corresponding to payments related with the extension of certain exploitation concessions in the Province of Neuquén (Note 5.c) for the nine-month periods ended September 30, 2010 and 2009, respectively.

The accompanying notes are an integral part of these condensed financial statements.

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YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009, AS AMENDED (Note 1.b)
(Amounts expressed in million of Argentine pesos – Note 1.a, except for per share amount in pesos)
(The condensed consolidated statements of changes in shareholders’ equity for the nine-month periods ended September 30, 2010 and September 30, 2009, are unaudited)

2010

Shareholders’ Contributions

	Subscribed capital	Adjustment to contributions	Issuance premiums	Total

Balances at the beginning of year	3,933	7,281	640	11,854
Cummulative effect of change in accounting policy (Note 1.b)	—	—	—	—

Restated balance as the beginning of year	3,933	7,281	640	11,854
As decided by the Board of Directors’ meeting of May 5, 2009:
– Cash Dividends (6.30 per share)	—	—	—	—
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 14, 2010:
– Reversal of Reserve for Future Dividends	—	—	—	—
– Appropriation to Reserve for Future Dividends	—	—	—	—
As decided by the Board of Directors’ meeting of April 14, 2010:
– Cash Dividends (5.50 per share)	—	—	—	—
Net decrease in deferred earnings (Note 2.i)	—	—	—	—
Net income	—	—	—	—

Balances at the end of period	3,933	7,281	640	11,854

	2010					2009

	Legal reserve	Deferred earnings	Reserve for future dividends	Unappropriated retained earnings	Total shareholders’ equity	Total shareholders’ equity

Balances at the beginning of year	2,243	(256)	1,004	4,036	18,881	20,356
Cummulative effect of change in accounting policy (Note 1.b)	—	—	—	(1,180)	(1,180)	(1,383)

Restated balance as the beginning of year	2,243	(256)	1,004	2,856	17,701	18,973
As decided by the Board of Directors’ meeting of May 5, 2009:
– Cash Dividends (6.30 per share)	—	—	—	—	—	(2,478)
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 14, 2010:
– Reversal of Reserve for Future Dividends	—	—	(1,004)	1,004	—	—
– Appropriation to Reserve for Future Dividends	—	—	5,040	(5,040)	—	—
As decided by the Board of Directors’ meeting of April 14, 2010:
– Cash Dividends (5.50 per share)	—	—	(2,163)	—	(2,163)	—
Net decrease in deferred earnings (Note 2.i)	—	(5)	—	—	(5)	(66)
Net income	—	—	—	4,725	4,725	2,229

Balances at the end of period	2,243	(261)	2,877	3,545	20,258	18,658

The accompanying notes are an integral part of these condensed financial statements.

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YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010 AND COMPARATIVE INFORMATION, AS AMENDED (Note 1.b)
(Amounts expressed in million of Argentine pesos, except where otherwise indicated – Note 1.a)
(The condensed consolidated financial statements as of September 30, 2010 and September 30, 2009, are unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES AND CHANGE IN ACCOUNTING POLICY

a)	Significant accounting policies

The financial statements of YPF Sociedad Anónima (“YPF”) and its controlled and jointly controlled companies (the “Company”) have been prepared in accordance with generally accepted accounting principles applicable to consolidated financial statements in Argentina (“Argentine GAAP”), and taking into consideration the regulations of the National Securities Commission (“CNV”).

In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these condensed consolidated financial statements, individual financial statements have been omitted since they are not required for the United States Securities and Exchange Commission (“SEC”) reporting purposes.

Furthermore, certain disclosures required by Argentine GAAP have been omitted for purposes of these condensed consolidated financial statements, since they are not required for SEC interim-period reporting purposes.

On March 20, 2009, the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) approved the Technical Resolution No. 26 “Adoption of the International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”)”. Such resolution was approved by the CNV through General Resolution No. 562/09 dated December 29, 2009 (modified by General Resolution No. 576/10 dated July 1, 2010), for certain publicly-traded entities under Law No. 17,811. The application of such rules will be mandatory for YPF for the fiscal year beginning on January 1, 2012. On April 14, 2010, the Board of Directors has approved a specific IFRS implementation plan.

The accompanying condensed consolidated financial statements are unaudited, but reflect all the adjustments which, in the opinion of Management, are necessary to present the condensed consolidated financial statements on a consistent basis with the audited annual financial statements. Certain notes and other information have been condensed or omitted in these condensed consolidated financial statements; therefore, they should be read in conjunction with the Company’s financial statements as of December 31, 2009, 2008 and 2007, as amended, and included in the Form 6K filed with the SEC on March 14, 2011.

Comparative information as of December 31, 2009, derives from YPF’s audited financial statements included in the mentioned amended financial statements as of December 31, 2009.

Presentation of financial statements in constant Argentine pesos

The condensed consolidated financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the FACPCE and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003.

Basis of consolidation

Following the methodology established by Technical Resolution No. 21 of the FACPCE, YPF has consolidated its balance sheets and the related statements of income and cash flows as follows:

•	Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, cost and expenses, which are aggregated to YPF’s balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments and minority interest if applicable.

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•	Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of YPF’s proportionate share in their assets, liabilities, net revenues, costs and expenses, considering the elimination of intercompany profits, transactions, balances and other consolidations adjustments.

Foreign subsidiaries are defined as integrated companies when they carry out their operations as an extension of the parent company’s operations or as non-integrated companies when they collect cash and other monetary items, incur expenses, generate income and are financed principally through their own resources. Assets and liabilities of non-integrated foreign subsidiaries are translated into Argentine pesos at the exchange rate prevailing as of the end of each period or year. Income statements are translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are included as a component of shareholder’s equity in the account “Deferred Earnings”, which are maintained until the sale or complete or partial reimbursement of capital of the related investment occurs. Assets, liabilities and income statements of integrated foreign subsidiaries are translated at the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are credited (charged) to the income statement in the account “Gains (losses) on assets – Exchange differences”.

The condensed consolidated financial statements are based upon the latest available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company, which could have produced changes on the latter’s shareholders’ equity.

The valuation methods employed by the controlled and jointly controlled companies are consistent with those followed by YPF. If necessary, adjustments to the accounting information have been made to conform the accounting principles used by these companies to those of YPF. Main adjustments are related to the application of the general accepted accounting principles in Argentina to foreign subsidiaries’ financial statements and the recognition of the deferred income tax liability related to the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes (Note 1.b).

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments with an original maturity of less than three months to be cash and equivalents.

Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer.

Subsidies and incentives are recognized as sales in the income statement in the period in which the conditions for obtaining them are accomplished.

Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements involved in oil and gas exploration and production have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, revenues, costs and expenses.

Production concession and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s areas were converted into production concession and exploration permits under Law No. 17,319, which has been amended by Law No. 26,197. Pursuant to these laws, the hydrocarbon reservoirs located in Argentine onshore territories and offshore continental shelf, belong to the Provinces or the Nation, depending on the location. Exploration permits may have a term of up to 14 years (17 years for off shore exploration) and production concessions have a term of 25 years, which may be extended for an additional ten-year term (Note 5.c).

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Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments, trade receivables and current liabilities approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of loans receivable, which has been estimated based on current interest rates offered to the Company at the end of each period or year, for investments with the same remaining maturity, approximates its carrying value. As of September 30, 2010 and December 31, 2009 the fair value of loans payable estimated based on market prices or current interest rates at the end of each period or year amounted to 7,445 and 6,827, respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, trade receivables and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Apart from the receivables with the Argentine Government related to the subsidies on gas oil sales provided by the Argentine Government to the public transportation according to Executive Decree No. 652/02 and its amendments, and the participation on the Petroleum and Refining Plus Program established by Decree No. 2014/2008 and its regulations, among others, recorded in Note 3.c “Tax credits, export rebates and production incentives”, the Company´s customer base is dispersed.

As of September 30, 2010, YPF does not hold derivative financial instruments.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimates made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the nine-month periods ended as of September 30, 2010 and 2009.

b)	Change in accounting policy

In relation to the implementation of IFRS above mentioned, General Resolution No. 576/10 establishes that companies which, in accordance with generally accepted accounting principles in Argentina, had adopted the option to disclose in a note to the financial statements the deferred income tax liability originated in the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes shall recognize such liability with a debit to unappropriated retained earnings. The resolution also establishes that such recognition may be recorded in any interim or annual period until the transition date to IFRS is met, inclusive. Additionally, the resolution above mentioned establishes that, as an exception, the Ordinary Shareholders´ meeting that considers the financial statements for the fiscal year in which the deferred income tax liability is accounted for, can record such debit in unappropriated retained earnings into capital accounts not represented by shares (capital stock) or into retained earnigs accounts, not providing a predetermined order for such accounting.

During 2010, the Company has recorded the deferred income tax liability originated in the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes. According to generally accepted accounting principles in Argentina, the effect of changes in the accounting

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policies must be recorded with retrospective effect as of the beginning of the first fiscal year presented. As a result of the adoption of the resolution above mentioned, the unappropriated retained earnings as of the end of each year have been modified as follows:

	Unappropriated retained earnings

	(Loss)

	2009	2008

Deferred income tax liability – YPF and controlled and jointly controlled companies	(1,086)	(1,276)
Deferred income tax liability – Investments in significant influence companies	(94)	(107)

	(1,180)	(1,383)

As a result of this change in accounting policy, net income for the nine-month periods ended on September 30, 2010 and 2009, increased by 145 and 159, respectively.

The financial statements as of September 30, 2010 and 2009, are being amended to give retrospective effect to the change in accounting policy previously mentioned. The modification of this information does not imply any change to statutory decisions already taken.

2.	VALUATION CRITERIA

The principal valuation criteria used in the preparation of the condensed consolidated financial statements are as follows:

a)	Cash, current investments, trade and other receivables and payables:

—	Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each period or year, if applicable. Investments with price quotation have been valued at fair value as of the end of each period or year.

—	Amounts in foreign currencies have been valued at the relevant exchange rates as of the end of each period or year, including accrued interest, if applicable. Investments with price quotation have been valued at fair value at the relevant exchange rate in effect as of the end of each period or year. Exchange differences have been credited (charged) to current income.

When generally accepted accounting principles require the valuation of receivables or payables at their discounted value, that value does not differ significantly from their face value.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

b)	Inventories:

—	Refined products, products in process, crude oil and natural gas have been valued at current production cost or replacement cost, as applicable, as of the end of each period or year.

—	Raw materials and packaging materials have been valued at cost, which does not differ significantly from its replacement cost as of the end of each period or year.

Valuation of inventories does not exceed their estimated realizable value.

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c)	Noncurrent investments:

These include the Company’s investments in companies under significant influence and holdings in other companies. These investments have been valued using the equity method, except for holdings in other companies, which have been valued at acquisition cost remeasured as detailed in Note 1.a.

Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd. and Oleoducto Trasandino (Chile) S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since the Company exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors.

If applicable, allowances have been made to reduce investments, where direct or indirect interest is held, to their estimated recoverable value. The main factors for the recognized impairment were the devaluation of the Argentine peso, lower activity expectations, events of default on certain debts and the de-dollarization and freezing of certain utility rates.

Holdings in preferred shares have been valued at equity method considering the provisions defined in the respective bylaws.

Investments in companies with negative shareholders’ equity are disclosed in “Accounts payable” account in the balance sheet, provided that the Company has the intention to provide the corresponding financial support.

If necessary, adjustments have been made to the accounting information to conform the accounting principles used by companies under significant influence to those of the Company. Main adjustments are related to the recognition of the deferred income tax liability corresponding to the companies under significant influence related to the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes (Note 1.b).

The investments in companies under significant influence, have been valued based upon the latest available financial statements of these companies as of the end of each period or year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between the Company and the related companies which have produced changes on the latter shareholders’ equity.

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. The Company has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

d)	Fixed assets:

Fixed assets have been valued at acquisition cost remeasured as detailed in Note 1, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Note 6.a. For those assets whose construction requires an extended period of time, financial costs corresponding to third parties’ financing have been capitalized during the assets’ construction period.

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Oil and gas producing activities

—	The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions are not met, cost of drilling exploratory wells is charged to expense. As of the issuance date of these condensed consolidated financial statements, there are no exploratory wells capitalized for more than one year after the completion of the drilling.

—	Intangible drilling costs applicable to productive wells and to development dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

—	The capitalized costs related to producing activities have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimate recoverable proved and developed oil and gas reserves.

—	The capitalized costs related to acquisitions of properties and extension of concessions with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

—	The capitalized costs related to areas with unproved reserves are periodically reviewed by Management to ensure that the carrying value does not exceed their estimated recoverable value.

—	Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers on a three-year rotation plan.

—	Costs related to hydrocarbon wells abandonment obligations are capitalized at their discounted value along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of wells in operation and/or not abandoned and likewise the complexity with respect to different geographic areas where the wells are located, the current costs incurred in plugging are used for estimating the plugging costs of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations.

Other fixed assets

—	The Company’s other fixed assets are depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Fixed assets’ maintenance and repairs have been charged to expense as incurred.

Major inspections of refineries, necessary to continue to operate the related assets, are capitalized and depreciated using the straight-line method over the period of operation to the next major inspection.

Renewals and betterments that extend the useful life and/or increase the productive capacity of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

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The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets’ carrying value above their estimated recoverable value.

The carrying value of the fixed asset of each business segment, as defined in Note 4, does not exceed their estimated recoverable value.

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e)	Salaries and Social Security – Benefit plans:

YPF Holdings Inc., which has operation in the United States of America, has certain defined-benefit plans and postretirement and postemployment benefits.

The funding policy related to the defined-benefit plans as of September 30, 2010, is to contribute amounts to the plan sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate.

In addition, YPF Holdings Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in case employment is terminated by YPF Holdings Inc. before their normal retirement. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated. No assets were specifically reserved for the postretirement and postemployment benefits, and consequently, payments related to them are funded as claims are notified.

The plans above mentioned are valued at net present value, are accrued on the years of active service of employees and are disclosed as non-current liabilities in the “Salaries and social security” account. The actuarial losses and gains related to the changes in actuarial assumptions for each year are recognized in “Other expense, net” account in the statement of income. YPF Holdings Inc. updates the actuarial assumptions at the end of each year.

f)	Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

In deferred income tax computations, the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes is a temporary difference to be considered in deferred income tax computations. During 2010, and as indicated in Note 1.b, the Company has retrospectively recorded the deferred income tax liability above mentioned.

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

The Company expects that the amount to be determined as income tax for the current year will be higher than tax on minimum presumed income; consequently, the Company has not recorded any charge for this latter tax.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the commercialized natural gas volumes (see additionally Note 5.c). The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. To calculate the royalties, the Company has considered price agreements according to crude oil buying and selling operations obtained in the market for certain qualities of such product, and has applied these prices, net of the discounts mentioned above, according to regulations of Law No. 17,319 and its amendments.

Royalty expense is accounted for as a production cost.

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Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego” province, which were previously exempted. On November 16, 2007, the MEP published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products. The new regime provides reference prices and floor prices which in conjunction with the international price determine the export rate for each product. For crude oil, when the international price exceeds the reference price of US$ 60.9 per barrel, the producer is allowed to collect a floor price of US$ 42 per barrel, depending on the quality of the crude oil sold, with the remainder being withheld by the Argentine Government. When the international price is under the reference price but over US$ 45 per barrel, a 45% withholding rate should be applied. If such price is under US$ 45 per barrel, the Government will have to determine the export rate within a term of 90 business days. Furthermore, in March 2008, Resolution No. 127/2008 of the MEP increased the natural gas export withholding rate to 100% of the highest price from any natural gas import contract. This resolution has also established a variable withholding system applicable to liquefied petroleum gas, similar to the one established by the Resolution No. 394/2007. As of September 30, 2010, the crude oil withholding rate determined according to Resolutions No. 394/2007 and No. 127/2008 of MEP, also currently applies to diesel, gasoline products and other refined products. In addition, the procedure above mentioned also applies to fuel oil, petrochemical gasoline, lubricants and liquefied petroleum gas (including propane, butane and blends) and other refined products, considering different reference and floor prices disclosed in the mentioned resolutions.

Hydrocarbon export withholdings are charged to the “Net sales” account of the statement of income.

g)	Allowances and accruals:

–	Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on the analysis of doubtful accounts and on the estimated recoverable value of these assets.

–	Accruals for losses: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management’s expectations and in consultation with legal counsels. Accruals for losses are required to be accounted at the discounted value as of the end of each period or year, however, as their face value does not differ significantly from discounted values, they are recorded at face value.

h)	Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on the Company’s estimate of costs to be incurred based on historical experience and available information including the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

i)	Shareholders’ equity accounts:

These accounts have been remeasured in Argentine pesos as detailed in Note 1, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

The account “Deferred Earnings” includes the exchange differences generated by the translation into pesos of the investments in non-integrated foreign companies.

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j)	Statement of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

–	Accounts which accumulate monetary transactions at their face value.

–	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

–	Depreciation of nonmonetary assets, valued at acquisition cost, has been recorded based on the remeasured cost of such assets as detailed in Note 1.a.

–	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding gains (losses) on inventories” account.

–	Income (loss) on long-term investments in which significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income (loss) on long-term investments” account.

3.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying condensed consolidated financial statements are as follows:

Balance Sheets as of September 30, 2010 and December 31, 2009

a)	Investments:

	2010		2009

	Current	Noncurrent	Current	Noncurrent

Short-term investments	3,137(1)	35(3)	1,476(1)	150(3)
Long-term investments	—	656(2)	—	636(2)
Allowance for reduction in value of holdings in long-term investments	—	(82)(2)	—	(125)(2)

	3,137	609	1,476	661

(1)	Corresponds to investments with an original maturity of less than three months.
(2)	Includes the interest in Gas Argentino S.A. (“GASA”). On May 19, 2009, GASA filed a voluntary reorganization petition (“concurso preventivo”), which was opened on June 8, 2009. As of September 30, 2010, YPF has an allowance for the total book value of the investment previously mentioned.
(3)	Corresponds to restricted cash as of September 30, 2010, and December 31, 2009, which represents bank deposits used as guarantees given to government agencies.

b)	Trade receivables:

	2010		2009

	Current	Noncurrent	Current	Noncurrent

Accounts receivable	3,353	40	2,963	22
Related parties	314	—	281	—

	3,667	40	3,244	22
Allowance for doubtful trade receivables	(433)	—	(413)	—

	3,234	40	2,831	22

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c)	Other receivables:

	2010		2009

	Current	Noncurrent	Current	Noncurrent

Tax credits, export rebates and production incentives	2,432	32	1,403	16
Trade	150	—	105	—
Prepaid expenses	274	81	208	82
Concessions charges	17	30	17	38
Related parties	38	252	192	74
Loans to clients	26	67	30	69
Trust contributions – Obra Sur	9	120	—	119
Advances to suppliers	198	—	125	—
Collateral deposits	184	2	177	4
Advances and loans to employees	45	—	42	—
From joint ventures and other agreements	116	—	100	—
Miscellaneous	249	229	185	142

	3,738	813	2,584	544
Allowance for other doubtful accounts	(94)	—	(94)	—
Allowance for valuation of other receivables to their estimated realizable value	—	(17)	—	(17)

	3,644	796	2,490	527

d)	Inventories:

	2010	2009

Finished products	2,432	1,715
Crude oil and natural gas	1,081	989
Products in process	58	59
Raw materials, packaging materials and others	387	303

	3,958	3,066

e)	Fixed assets:

	2010	2009

Net book value of fixed assets (Note 6.a)	29,060	28,033
Allowance for unproductive exploratory drilling	(3)	(3)
Allowance for obsolescence of material and equipment	(37)	(37)

	29,020	27,993

f)	Accounts payable:

	2010		2009

	Current	Noncurrent	Current	Noncurrent

Trade	4,872	35	4,576	40
Hydrocarbon wells abandonment obligations	244	4,300	238	4,016
Related parties	261	—	249	—
Investments in companies with negative shareholders’ equity	6	—	6	—
Extension of the Concessions – Province of Neuquén (Note 5.c)	31	—	142	—
From joint ventures and other agreements	356	—	358	—
Environmental liabilities	267	216	179	285
Miscellaneous	182	145	115	50

	6,219	4,696	5,863	4,391

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g)	Loans:

			2010		2009

	Interest rates(1)	Principal maturity	Current	Noncurrent	Current	Noncurrent

Negotiable Obligations(2)	4.00 – 12.25%	2011 – 2028	367	618	6	547
Related parties	2.48 – 4.25%	2010 – 2011	935	—	912	380
Other financial debts	0.90 – 17.05%	2010 – 2012	4,750(3)	730(3)	3,761	1,213

			6,052(4)	1,348(4)	4,679	2,140

(1)	Annual interest rate as of September 30, 2010.
(2)	Net of 57 and 38, corresponding to YPF outstanding Negotiable Obligations repurchased through open market transactions as of September 30, 2010 and December 31, 2009, respectively.
(3)	Includes approximately 4,275 corresponding to loans agreed in U.S. dollars, 4,199 accrue fixed interest at rates between 0.90% and 4.69%, and 76 accrue variable interest of LIBO plus 5.25%.
(4)	As of September 30, 2010, 6,177 accrue fixed interest, 205 accrue variable interest of BADLAR plus 1.75%, 145 accrue variable interest of BADLAR plus 2%, 797 accrue variable interest of LIBO plus 2% and 76 accrue variable interest of LIBO plus 5.25%.

Details regarding the Negotiable Obligations of YPF are as follows:

(in million)

M.T.N. Program		Issuance				2010		2009

Year	Amount	Year	Principal Value	Interest Rate(1)	Principal Maturity	Current	Noncurrent	Current	Noncurrent

1997	US$ 1,000	1998	US$ 100	10.00%	2028	16	342	6	342
2008	US$ 1,000	2009	$ 205	12.00%(2)	2011	205	—	—	205
2008	US$ 1,000	2010	$ 143	12.25%(3)	2011	145	—	—	—
2008	US$ 1,000	2010	US$ 70	4.00%	2013	1	276	—	—

						367	618	6	547

(1)	Interest rate as of September 30, 2010.
(2)	Accrues interest at a variable interest rate of BADLAR plus 1.75%.
(3)	Accrues interest at a variable interest rate of BADLAR plus 2%.

In connection with the issued Negotiable Obligations, YPF has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders representing a percentage that varies between 10% and 25% of the total principal amount of the outstanding Negotiable Obligation may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses. Almost all of YPF’s outstanding debt is subject to this kind of clauses.

The Shareholders’ meeting held on January 8, 2008, approved a Notes Program for an amount up to US$ 1,000 million. Proceeds from this offering shall be used exclusively to invest in fixed assets and working capital in Argentina. On September 24, 2009, YPF issued under the mentioned program the Negotiable Obligations “Class I” at variable interest, with final maturity in 2011, for an amount of 205 million of Argentine pesos. Additionally, on March 4, 2010, the Company issued under the mentioned program the Negotiable Obligations “Class II” at variable interest, with final maturity in 2011, for an amount of 143 million of Argentine pesos and the Negotiable Obligations “Class III” at fixed interest, with final maturity in 2013, for an amount of US$ 70 million. All the mentioned securities are authorized to be traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and the Electronic Open Market (Mercado Abierto Electrónico) in Argentina.

Statements of Income as of September 30, 2010 and 2009

h)	Net sales:

	Income (Expense)

	2010	2009

Sales	34,220	26,470
Turnover tax	(873)	(695)
Hydrocarbon export withholdings	(1,498)	(1,127)

	31,849	24,648

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i)	Other expense, net:

	(Expense) income

	2010	2009

Accrual for pending lawsuits and other claims	(67)	(23)
Environmental remediation – YPF Holdings Inc.	(109)	(74)
Miscellaneous	153	80

	(23)	(17)

4.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its business into four segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as crude oil intersegment sales, natural gas and its derivatives sales and electric power generation (“Exploration and Production”); the refining, transport, purchase and marketing of crude oil and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes corporate administrative costs and assets, and construction activities.

Operating income (loss) and assets for each segment have been determined after intersegment adjustments.

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total

Nine-month period ended September 30, 2010
Net sales to unrelated parties	3,502	24,807	1,620	601	—	30,530
Net sales to related parties	674	645	—	—	—	1,319
Net intersegment sales	13,065	1,217	1,369	237	(15,888)	—

Net sales	17,241	26,669	2,989	838	(15,888)	31,849

Operating income (loss)	5,147	2,722	585	(735)	(111)	7,608
Income on long-term investments	69	9	—	—	—	78
Depreciation	3,542	403	79	90	—	4,114
Acquisitions of fixed assets	4,140	950	326	92	—	5,508
Assets	24,900	13,402	2,427	5,268	(1,156)	44,841
Nine-month period ended September 30, 2009
Net sales to unrelated parties	3,416	18,546	1,354	355	—	23,671
Net sales to related parties	534	443	—	—	—	977
Net intersegment sales	10,764	818	747	175	(12,504)	—

Net sales	14,714	19,807	2,101	530	(12,504)	24,648

Operating income (loss)	4,021	1,134	394	(607)	22	4,964
(Loss) income on long-term investments	(18)	25	—	—	—	7
Depreciation	3,087	390	90	81	—	3,648
Acquisitions of fixed assets	2,516	610	89	128	—	3,343
Year ended December 31, 2009
Assets	23,753	11,255	2,066	3,421	(748)	39,747

Export sales, net of withholdings taxes for the nine-month periods ended September 30, 2010 and 2009 were 4,282 and 3,452, respectively. Export sales were mainly to the United States of America and Brazil.

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5.	COMMITMENTS AND CONTINGENCIES

a)	Pending lawsuits and contingencies:

As of September 30, 2010, the Company has accrued 2,565 in connection with the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies accrued are described in the following paragraphs.

–	Pending lawsuits: In the normal course of its business, the Company has been sued in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has accrued an allowance considering its best estimation, based on the information available as of the date of the issuance of these financial statements, including counsel fees and judicial expenses.

–	Liquefied petroleum gas market: On March 22, 1999, YPF was notified of Resolution No. 189/1999 from the former Secretariat of Industry, Commerce and Mining of Argentina, which imposed a fine on the Company of 109 based on the interpretation that YPF had purportedly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/1999 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the National Antitrust Protection Board (the “Antitrust Board”) imputed the behavior of abuse of dominant position during the previously mentioned period to the Company. On January 20, 2004, the Company answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

The request of invalidity by defects in the imputation procedure mentioned above was rejected by the Antitrust Board. This resolution of the Antitrust Board was confirmed by the Economic Penal Appellate Court, and it was confirmed, on September 27, 2005, pursuant to the Argentine Supreme Court’s (“CSJN”) rejection of the complaint made by YPF due to the extraordinary appeal denial.

Additionally, on August 31, 2004, YPF filed an appeal with the Antitrust Board in relation to the resolution that denied the claim of statutes of limitation. The Antitrust Board conceded the appeal and remitted proceedings for its resolution by the Appeal Court. However, in March 2006, YPF was notified that the proceedings were opened for the production of evidence. During August and September 2007, testimonial hearings were held for YPF’s witnesses. On August 12, 2008, the Appeal Court in Criminal Economic Matters rejected the statute of limitation argument opposed by YPF. Such decision was appealed by the Company. Upon the confirmation of the Antitrust Board’s decision given by the Chamber B, YPF has appealed that judgment by cassation and extraordinary appeals, because the Antitrust Board applied Law No. 22,262 and Chamber B applied Law No. 25,156. The latter mentioned rejected both appeals (cassation and extraordinary), consequently YPF presented complaint appeals against the cassation appeal, denied on December 18, 2008, and against the Extraordinary Appeal, denied on February 17, 2009. Regarding the administrative proceedings before the Antitrust Board, the evidence production period has ended, and on November 25, 2009, YPF presented its closing statement. On December 22, 2009, Chamber IV of the Court of Cassation rejected the appeal against the rejection of YPF’s statute of limitations argument by Chamber B of the National Court of Appeals in Criminal Economic Matters. The extraordinary appeal presented against this decision was denied on July 14, 2010. Furthermore, on December 21, 2009, YPF filed another claim concerning the statutes of limitations before the Antitrust Board. The Antitrust Board rejected the presentation. YPF appealed such decision requesting the intervention of Chamber B of the National Court of Appeals in Criminal Economic Matters, and presented its arguments on October 7, 2010. On December 22, 2010, YPF was notified that Chamber B had ruled in its favor, by revoking CNDC’s decision and ordering the termination of the proceedings. As of the issuance date of these condensed financial statements the judgment is final.

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–	Liabilities and contingencies assumed by the Argentine Government: The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

–	Natural gas market: Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of “useful” curtailment of natural gas exports and their associated transportation service. Such program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas exports through the Permanent Additional Injections mechanism created by this Resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the Resolutions No. 659/2004 and 752/2005 have been adapted by the Secretariat of Energy Resolution No. 599/2007, modifying the conditions for the imposition of the requirements, depending on whether the producers have signed or not the proposed agreement, ratified by such resolution, between the Secretariat of Energy and the Producers. Also, through Resolution No. 1410/2010 of the National Gas Regulatory Authority (“ENARGAS”) approved the “Procedimiento para Solicitudes, Confirmaciones y Control de Gas” which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe restrictions to the producers’ availability of natural gas. Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Restrictions”).

As a result of the Restrictions, in several occasions since 2004, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken firm commitments to deliver natural gas.

The Company has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a fortuitous case or force majeure event (act of authority) that releases the Company from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by the Company, and some of them, amongst which are included Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. (“Edelnor”), have demanded the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserved their rights to future claims in such respect (the “Claims”).

On November 5, 2010, YPF, Edelnor and Electroandina entered into a settlement agreement by which YPF, without assuming events or rights, compensates them for an amount significantly lower than the amount originally claimed, and the parties agreed to solve their disputes under the arbitration that was in process, establishing: i) to terminate and resign to all actions, rights and claims related to the natural gas supply contract; and ii) to modify the terms of the natural gas supply contract, turning it into an interruptible commitment.

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Additionally, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (“AESU”) claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008, and also claimed an additional amount of US$ 2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. The Company has rejected this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU obligations. AESU has rejected this notification. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries and on March 20, 2009, notified YPF the termination of the contract. Subsequently, AESU initiated an arbitration process in which it claims, among other matters that the Company considers inappropriate, the payment of the “deliver or pay” penalties mentioned above. YPF has also started an arbitration process against AESU claiming, among other matters, the declaration that the termination of the contract by AESU was unilateral and illegal under its responsibility. Both arbitral complaints had been answered by the parties by requesting their rejection.

Furthermore, there are certain claims in relation with payments of natural gas transportation contracts associated with exports of such hydrocarbon. Consequently, one of the parties, Transportadora de Gas del Norte S.A. (“TGN”), commenced mediation proceedings in order to determine the merits of such claims. The mediation proceedings did not result in an agreement and YPF was notified of the lawsuit filed against it, in which TGN is claiming the fulfillment of contractual obligations and the payment of unpaid invoices, according to their arguments, while reserving the right to claim for damages. YPF has answered the mentioned claims, rejecting them based in the legal impossibility for TGN to render the transportation service and in the termination of the transportation contract determined by YPF and notified with a complaint with ENARGAS. Additionally, the plaintiff notified YPF that it was terminating the contract invoking YPF’s fault, basing its decision on the alleged lack of payment of transportation fees, reserving the right to claim for damages. In YPF’s Management opinion, the claims received up to date will not have a material adverse effect on future results of operations.

Regarding this issue, on April 8, 2009, YPF had filed a complaint against TGN with ENARGAS, seeking the termination of the natural gas transportation contract with TGN in connection with the natural gas export contract entered with AESU and other parties. The termination of the contract with that company is based on: (a) the impossibility for YPF to receive the service and for TGN to render the transportation service, due to (i) the termination of the natural gas contract with Sulgas/AESU and (ii) the legal impossibility of assigning the transportation contract to other shippers because of the regulations in effect, (b) the legal impossibility for TGN to render the transportation service on a firm basis because of certain changes in law in effect since 2004, and (c) the Teoría de la Imprevisión available under Argentine law, when extraordinary events render a party’s obligations excessively burdensome.

In addition, there are other claims in connection with the natural gas market in which YPF is party, which are not individually significant.

As of September 30, 2010, the Company has accrued costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

–	La Plata and Quilmes environmental claims:

La Plata: In relation with the operation of the refinery that the Company has in La Plata, there are certain claims for compensation of individual damages purportedly caused by the operation of the La Plata refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, the Company submitted a presentation before the Environmental Secretariat of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right of indemnity for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata refinery.

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On January 25, 2011, YPF entered into an agreement with the environmental agency of the Government of the Province of Buenos Aires (Organismo Provincial para el Desarrollo Sostenible (“OPDS”)), within the scope of the Remediation, Liability and Environmental Risk Control Program, created by Resolution 88/10 of the OPDS. Pursuant to the agreement, the parties agreed to jointly perform an eight-year work program in the channels adjacent to the La Plata refinery, including characterization and risk assessment studies of the sediments. The agreement provides that, in the case that a required remediation action is identified as a result of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for the implementation. Dating studies will also be performed pursuant to the agreement, in order to determine responsibilities of the Argentine Government in accordance with its obligation to hold YPF harmless in accordance with the article 9 of the Privatization Law Nº 24,145. YPF has accrued the estimated cost of the characterization and risk assessment studies mentioned above. The cost of the remediation actions, if required, is recorded in those situations where the loss is probable and can be reasonably estimated.

Quilmes: Citizens which allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of 47 plus interests as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in the poliduct running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected at that time, being at that moment YPF a state-owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. YPF has also notified the Argentine Government that it will receive a citation, due to its obligation to indemnify the Company against any liability according to Law No. 24,145, prior to requesting its citation before the Court upon YPF’s response to the complaint. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The award is still pending. On November 25, 2009, the proceedings were transferred to the Federal Court on Civil and Commercial Matters No. 3, Secretariat No. 6 in Buenos Aires City and on March 4, 2010, YPF answered the complaint. In addition, other 34 judicial claims related to similar matters have been brought against YPF amounting to approximately 17. Additionally, the Company is aware of the existence of other out of court claims which are based on similar allegations.

–	Environmental contingencies and other claims of YPF Holdings Inc.- a wholly owned subsidiary of YPF.

Laws and regulations relating to health and environmental quality in the United States of America affect nearly all the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions Inc. (“Tierra”), both controlled by YPF Holdings Inc., could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary.

YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent law regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements, among other things. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

In the following discussion, references to YPF Holdings Inc. include, as appropriate and solely for the purpose of this information, references to Maxus and Tierra.

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In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the selling date, September 4, 1986 (the “selling date”), including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date.

As of September 30, 2010, accruals for the environmental contingencies and other claims totaled approximately 574. YPF Holdings Inc.’s Management believes it has adequately accrued for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances, including new information or new requirements of governmental entities, could result in changes, including additions, to such accruals in the future. The most significant contingencies are described in the following paragraphs:

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant. The interim remedy has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has accrued approximately 60 as of September 30, 2010, in connection with such activities.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. These studies suggest that older and more contaminated sediments located adjacent to the former Newark plant generally are buried under more recent sediments deposits. Maxus, forced to act on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies near the plant site. While some work remains in a pending state, these studies were substantially completed in 2005.

In addition:

–	YPF Holdings Inc. has been conducting similar studies under their own auspices for several years.

–	The EPA and other agencies are addressing the lower Passaic River in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). Tierra, along with other entities, participated in an initial remedial investigation and feasibility study (“RIFS”) in connection with the PRRP. The parties are discussing the possibility of further work with the EPA. The entities have agreed the allocations of costs associated with the RIFS, based on a number of considerations.

–	In 2003, the DEP issued Directive No. 1 to Occidental and Maxus and certain of their respective related entities as well as other third parties. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development along a portion of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River is subject to the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been hold, however, no agreement has been reached or is assured.

–	In 2004, the EPA and Occidental entered into an administrative order on consent (the “AOC”) pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark bay. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway. EPA has notified other companies in relation to the contamination of the Newark Bay. Tierra proposed that, for phase III of the Newark Bay RIFS, the cost sharing be on a per capita basis. As of the date of issuance of these condensed financial statements, the parties are considering the proposal. However, YPF Holdings lacks sufficient information to determine additional costs, if any, it might have with respect to this matter once the final scope of the phase III is approved, as well as the proposed

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distribution mentioned above. Additionally, Tierra, acting on behalf of Occidental, is performing a separated RIFS to characterize sediment contamination and evaluate remediation, if necessary, in certain portions of the Hackensack River, the Arthur Kill River and the Kill van Kull River.

–	In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s cost of developing a Source Control Dredge Plan focused on allegedly dioxin – contaminated sediment in the lower six-mile portion of the Passaic River. The development of this plan is estimated by the DEP to cost approximately US$ 2 million. This directive was issued even though this portion of the lower Passaic River is a subject of the PRRP. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified. Additionally, in December 2005, the DEP sued YPF Holdings Inc., Tierra, Maxus and other several companies, besides to Occidental, alleging a contamination supposedly related to dioxin, DDT and other “hazardous substances” discharged from Chemicals’ former Newark plant and the contamination of the lower portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks remediation of natural resources damaged and punitive damages and other matters. The defendants have made responsive pleadings and filings. The Court denied motions to dismiss by Occidental Chemical Corporation, Tierra and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of personal jurisdiction. The motion mentioned previously was denied in September, 2008, and the denial was confirmed by the Court of Appeal. Notwithstanding, the Court denied to plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February, 2009. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International S.A. as additional named defendants. In September 2010, Governmental entities of the State of New Jersey and a number of third-party defendants filed their dismissal motions and Maxus and Tierra filed their responses. Resolution on these motions is still pending. DEP has not placed dollar amounts on all its claims, but it has (a) contended that a US$ 50 million cap on damages under one of the New Jersey statutes should not be applicable, (b) alleged that it has incurred approximately US$ 118 million in past “cleanup and removal costs,” and is seeking an additional award between US$ 10 and US$ 20 million to fund a study to assess natural resource damages and, (c) notified Maxus and Tierra’s legal defense team that DEP is preparing financial models of costs and of other economic impacts. In October, 2010, a number of public third-party defendants filed a motion to sever and stay, which would allow the DEP to proceed against the direct defendants. However, the judge has ruled against this motion. Third-party defendants have also brought motions to dismiss, which have been rejected in January 2011. Some of the mentioned third-parties appealed the decision, and during March and April hearings will be conducted to solve these appeals. The next step in the case will be the preparation of a Trial Plan, which will set a schedule to follow, since the production of evidence until the trial. As of the date of issuance of these financial statements, it is not possible to determine when the first of the trials will take place. Simultaneously, a mediator prepared a work plan for an alternative dispute resolution process to be presented to the parties during the first quarter of 2011, but this process failed when the parties could not reach a consensus.

–	In June 2007, EPA released a draft Focused Feasibility Study (the “FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping, which according to the draft FFS, EPA estimated could cost from US$ 0.9 billion to US$ 2.3 billion and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties of the PRRP group, submitted comments on the legal and technical defects of the draft FFS to EPA, as did other interested parties. In light of these comments, EPA decided to initiate his review and informed that a revised remedy proposal will be forthcoming during the first semester of 2012. Tierra will respond to any further EPA proposal as may be appropriate at that time.

–	In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to the parties of the PRRP group, including Tierra and Occidental, requesting that the group enters into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. The PRRP group has declined to do so at this time, citing concerns with matters such as the FFS being revised by EPA as described above. In January 2008, the NOAA sent a letter to YPF, YPF Holdings Inc., CLH Holdings Inc. and other entities, designating them as potentially responsible parties (“PRP”). Such letters have been responded, rejecting the designation as PRP. In November 2008, Tierra and Occidental entered into an

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agreement with the NOAA to fund a portion of the costs it has incurred and to conduct certain assessment activities during 2009. Approximately 20 other PRRP members have also entered into similar agreements. In November 2009, Tierra declined to extend this agreement for one additional year, citing concerns arising from the Passaic River litigation.

–	In June 2008, the EPA, Occidental, and Tierra entered into an AOC, pursuant to which Tierra (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action will result in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two different phases. The first phase, which is scheduled to begin in 2011, encompasses the removal of 40,000 cubic yards of sediments and is expected to be completed at the beginning of 2012. The second phase involves the removal of approximately 160,000 cubic yards of sediment. This second phase will start after according with EPA certain development’s aspects related to it. Pursuant to the AOC, the EPA has required the constitution of a trust fund of US$ 80 million for the performance of the removal work. YPF Holdings Inc. originally accrued US$ 80 million with respect to this matter. As of September 30, 2010, US$ 22 million has been funded (thereby reducing the accrual in a similar amount). An additional US$ 10 million must be contributed every six months, until the completion of the US$ 80 million. Notwithstanding, during 2010, letters of credit to provide financial assurance have been issued, in order to avoid the restriction of additional funds pursuant to the AOC. During the removal action, contaminants not produced by the former Diamond Alkali plant, such as PCBs and mercury, will necessarily be removed along with dioxin. Although having recognized the estimated costs related to all works mentioned above, YPF Holdings Inc. and its subsidiaries may seek cost recovery from the parties responsible for such contamination, provided contaminants’ origins were not from the Diamond Alkali plant. However, as of September 30, 2010, it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action.

As of September 30, 2010, there are approximately 260 accrued, comprising the estimated costs for studies, the YPF Holdings Inc.’s best estimate of the cash flows it could incur in connection with remediation activities considering the studies performed by Tierra, and the estimated costs related to the agreement, as well as certain other matters related to Passaic River and the Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. In addition, the development of new information on the imposition of natural resource damages, or remedial actions differing from the scenarios that YPF Holdings Inc. has evaluated could result in additional costs to the amount currently accrued.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (“Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey.

Tierra, on behalf of Occidental, is presently performing the work and funding Occidental’s share of the cost of investigation and remediation of these sites. In addition, financial assurance has been provided in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain. Tierra submitted its remedial investigation reports to the DEP in 2001, and the DEP continues to review the report.

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in New Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for

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much of the damages alleged. In February 2008, the parties reached an agreement for which Tierra will pay US$ 5 million and will perform remediation works in three sites, with a total cost of approximately US$ 2 million.

In November 2005, several environmental groups sent a notice of intent to sue the owners of the properties adjacent to the former Kearny Plant (the “Adjacent Property”), including among others Tierra, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, at least for now, not to file suit.

Pursuant to a request of the DEP, in the second half of 2006, Tierra and other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. Tierra has submitted work plans for additional sampling requested by the DEP and is presently awaiting DEP comments.

In March 2008, the DEP approved an interim response action work plan for work to be performed at the Kearny Plant by Tierra and the Adjacent Property by Tierra in conjunction with other parties. This Adjacent Property was listed by EPA on the National Priority List in 2007. In July 2010, EPA notified Tierra, along with three other parties, which are considered potentially responsible for this adjacent property and requested to conduct a RIFS for the site. The parties have responded and are awaiting discussion with the EPA as to the scope of activities. At this time, it is unknown if work beyond what was agreed to with the DEP will be required.

As of September 30, 2010, there are approximately 100 accrued in connection with the foregoing chrome-related matters. The study of the levels of chromium has not been finalized, and the DEP is still reviewing the proposed actions. The cost of addressing these chrome-related matters could increase depending upon the final soil actions, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the operation until 1976 of one chromite ore processing plant (“Chrome Plant”), from Chemicals, the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a RIFS at the former Painesville’s Plant area. Tierra has agreed to participate in the RIFS as required by the OEPA. Tierra submitted the remedial investigation report to the OEPA, which report was finalized in 2003. Tierra will submit required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific sites within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts will need to be accrued.

Over ten years ago, the former Painesville Works site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these financial statements, the site has not been listed. YPF Holdings Inc. has accrued a total of 53 as of September 30, 2010 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any required changes, including additions, to its accrual as may be necessary.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property required Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. Additionally, the parties have reached an agreement with the Federal and State Natural Resources Trustees concerning natural resources damages, which could require future additional contributions. As of September 30, 2010, YPF Holdings Inc. has accrued 18 for its estimated share of future remediation activities associated with the Greens Bayou facility. Although the primary work was completed in 2009, some follow-up activities and operation and maintenance remain pending.

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In June 2005, the EPA designated Maxus as a PRP at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminary works in connection with the RIFS of this site commenced in the second half of 2006. YPF Holdings Inc. has accrued 5 as of September 30, 2010 for its estimated share of the costs of the RIFS. YPF Holdings Inc. lacks sufficient information to determine additional costs, if any; it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is subject of enforcement activities by the EPA. Although Occidental is one of many PRPs that have been identified and have agreed to an AOC, Tierra (which is handling this matter on behalf of Maxus) presently believes the degree of Occidental’s alleged involvement as successor to Chemicals is relatively small. Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known relationship. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of September 30, 2010, YPF Holdings Inc. has accrued approximately 2 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at the present time.

Black Lung Benefits Act Liabilities. The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with a lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of September 30, 2010, YPF Holdings Inc. has accrued 12 in connection with its estimate of these obligations.

Legal Proceedings. In 2001, the Texas State Controller assessed Maxus approximately US$ 1 million in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest. In August 2004, the administrative law judge issued a decision affirming approximately US$ 1 million of such assessment, plus penalty and interest. YPF Holdings Inc. believes the decision is erroneous, but has paid the revised tax assessment, penalty and interest (a total of approximately US$ 2 million) under protest. Maxus filed a suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action.

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, notwithstanding the fact that said agreement contains a twelve-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the twelve-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This lawsuit was denied. This decision will require Maxus to accept responsibility of various matters which it has refused indemnification since 1998 which could result in the incurrence of costs in addition to YPF Holdings Inc.’s current accruals for this matter. Maxus has paid approximately US$ 17 million to Occidental, and remains in discussions with Occidental regarding additional costs for US$ 0.2 million. Most of the claims that had been rejected by Maxus based on the twelve-year cut-off period, were related to “Agent Orange”. All pending Agent Orange litigation was dismissed in December 2009, and although it is possible that further claims may be filed by unknown parties in the future, no further significant liability is anticipated. Additionally, the remaining claims received and refused consist primarily of claims of potential personal injury from exposure to vinyl chloride monomer (“VCM”), and other chemicals, although they are not expected to result in significant liability. However, the declaratory judgment includes liability for claims arising in the future, if any, related to this matters, which are currently unknown as of the date of issuance of these financial statements, and if such claims arise, they could result in additional liabilities for Maxus. As of September 30, 2010 YPF Holdings Inc. has accrued approximately 1 in respect to these matters.

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In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007. The court decision was appealed by Maxus. In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents, and remanded the case to the District Court for further proceedings. A new ruling was issued in January 2011, requiring Maxus to pay, on behalf of Occidental, 15.86% of the costs incurred by one of the plaintiffs. Maxus is currently evaluating whether or not to appeal this decision. As of September 30, 2010, YPF Holdings Inc. has accrued 15 in respect of this matter.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits and environmental situations, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition or its future results of operations. YPF Holdings Inc. accruals legal contingencies and environmental situations that are probable and can be reasonably estimated.

–	Tax claims:

The Company has received several claims from the Administración Federal de Ingresos Públicos (“AFIP”) and from provincial and municipal fiscal authorities, which are not individually significant, and which have been accrued based on the best information available as of the date of the issuance of these financial statements.

Additionally, YPF’s Management, in consultation with its external counsels, believes that the following contingencies and claims, individually significant, have possible outcome:

–	Asociación Superficiarios de la Patagonia (“ASSUPA”): In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and subsidiary constitution of an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the CSJN. YPF has answered the demand requesting its rejection, opposing failure of the plaintiff and requiring the summon of the Argentine Government, due to its obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The CSJN gave the plaintiffs a term to correct the defects of the complaint. On August 26, 2008, the CSJN decided that such defects had already been corrected and on February 23, 2009, ordered that certain provinces, the Argentine Government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until all third parties impleaded appear before the court. As of the date of issuance of these financial statements, the provinces of Río Negro, Buenos Aires, Neuquén, Mendoza, and the Argentine government have made their presentations, which are not available to the Company yet. The provinces of Neuquén and La Pampa have claimed lack of jurisdiction, which has been answered by the plaintiff, and the claim is pending resolution.

–	Dock Sud environmental claims: A group of neighbors of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. At the moment, it is not possible to reasonably estimate the outcome of these claims, as long as, if applicable, the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

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By means of sentence dated July 8, 2008, the CSJN:

(i)	Determined that the Basin Authority (Law No. 26,168) should be in charge of the execution of the program of environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“littispendentia”);

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviors for the reparation of the environmental damage will continue before the CSJN.

–	Other environmental claims in La Plata: On June 6, 2007, YPF was served with a new complaint in which 9 residents of the vicinity of La Plata refinery requested: i) the cease of contamination and other harms they claim are attributable to the refinery; and ii) the clean-up of the adjacent channels, Río Santiago and Río de la Plata (soil, water and acquiferous, including those of the refinery) or, if clean-up is impossible, indemnification for environmental and personal damages. The plaintiff has quantified damages in 52 or an amount to be determined from evidence produced during the proceeding. YPF believes that most damages that are alleged by the plaintiff, might be attributable to events that occurred prior to YPF’s privatization and would, therefore, be covered to that extent by the indemnity granted by the Argentine Government in accordance with the Privatization Law of YPF. The Court has accepted the summon of the Argentine Government in this matter. Notwithstanding the foresaid, the possibility of YPF being asked to afford these liabilities is not discarded, in which case the Argentine Government must be asked to reimburse the remediation expenses for liabilities existing prior to January 1, 1991. In addition, the claim partially overlaps with the request made by a group of neighbors of La Plata Refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”. Accordingly, YPF considers that the cases should be partially consolidated to the extent that the claims overlap. Regarding claims not consolidated, information and documents in order to answer the claim are being collected, and for the time being, it is not possible to reasonably estimate the outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. The contamination that may exist could derive from countless sources, including from disposal of waste over many years by other industrial facilities and ships.

Additionally, YPF is aware of an action that has not been served yet, in which the plaintiff requests the clean-up of the channel adjacent to the La Plata refinery, the Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 or an amount to be determined from the evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbors of La Plata refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”, and with the complaint served on June 6, 2007, mentioned in the previous paragraph. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap. With respect to claims not consolidated, for the time being, it is not possible to reasonably estimate the monetary outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. Additionally, YPF believes that most damages alleged by the plaintiff, if proved, might be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine Government in accordance with the Privatization Law concerning YPF.

In addition to the information mentioned above, YPF has entered into an agreement with the OPDS in connection with the claims of the channels adjacent to the La Plata refinery, which is described in “La Plata and Quilmes environmental claims”.

–	Hydrocarbon’s concessions - Provincial claims: YPF has been notified of the Resolution No. 433/2008 issued by the Direction of Hydrocarbons, Ministry of Production of the Province of Río Negro, concerning compliance with certain obligations assumed as production concessionaire of the areas Barranca de los Loros, Bajo del Piche, El Medanito and Los Caldenes, all of them located in the Province of Río Negro. The resolution provides that YPF, among others, has not complied with certain obligations as production concessionaire and claims for damages to the environment.

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Considering the previous paragraph and the dispositions of the Law No. 17,319 (Law of Hydrocarbons), YPF was requested to submit its discharge at risk of termination of the mentioned concessions. However, the mentioned Law grants the concessionaire and/or licensee the right, prior to termination of the concession, to cure a contractual breach within a certain period of time after receiving notice thereof. In this order, on May 29, 2008, YPF filed a request for nullification of the Resolution No. 433/2008, since this resolution fail to grant YPF the mentioned right. Additionally, on June 13, 2008, YPF submitted a response, denying the mentioned charges and on November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, YPF requested the production of certain evidence and the appointment of a technical expert. As of the issuance date of these financial statements, YPF has argued certain aspects related with the production of evidence. On May 12, 2009, the Company was notified of the issuance of Resolution No. 31/09, ordering a time extension in the evidence production period. On December 1, 2009, YPF filed with the requested documentary evidence and stated that certain aspects related to the evidence production period are still pending. On September 16, 2010, YPF submitted a presentation and requested the termination of this claim based on: (a) the amounts invested in the four areas between 2007 and 2010 and (b) the actions taken as regards the environmental matters.

–	Claims related to the gas market and others:

In addition to the information described under the title “Natural gas market” in this note, and in relation to the existence of clients with whom YPF has commitments to deliver natural gas which, as a result of the Restrictions, the Company has been forced to suspend totally or partially the corresponding deliveries, invoking the existence of force majeure or fortuitous event, and which, according to the estimation of the Management, constitute in some cases contingencies with possible outcome, the Company is also involved in the following litigations related to the natural gas market:

–	Arbitration process initiated by Transportadora de Gas del Mercosur S.A. (“TGM”): YPF was notified of an arbitration process brought by TGM against YPF before the International Chamber of Commerce (“ICC”), claiming unpaid and outstanding invoices in an approximate amount of US$ 10 million plus interest until the date of payment, in connection with the payments of the invoices established in the natural gas transportation contract entered into in September 1998 between YPF and TGM, associated with the natural gas export contract entered into by YPF and AESU previously mentioned. On April 8, 2009, YPF requested the rejection of this claim and counterclaimed asking for the termination of the natural gas transportation contract, based on the termination promoted by AESU and Companhía de Gàs do Estado do Río Grande do Sul (“Sulgàs”) of the natural gas export contract. Additionally, YPF registered a request for arbitration at the ICC against TGM, amongst others. TGM answered the arbitral complaint by requesting the rejection of all YPF claims and filed a counterclaim against YPF asking the arbitral tribunal: that YPF indemnifies TGM for all of the present and future damages derived from the termination of the natural gas transportation contract and the agreement entered into between the parties on October 2, 1998, by which YPF had agreed to pay TGM non-capitalizable irrevocable contributions as a compensation for the extension of the natural gas pipeline Proyecto Uruguayana; and that AESU/Sulgàs be severally obliged to indemnify TGM for all the damages caused to TGM derived from the termination of the natural gas supply contract, in case AESU or Sulgas are declared responsible for that termination. Additionally, on July 10, 2009, TGM increased the amounts of its claim to US$ 17 million and claimed an additional amount of US$ 366 million as lost profit, a claim for which YPF believes it would not be responsible. YPF rejected TGM’s arguments. The Arbitration Tribunal has been constituted and the parties agreed on the Terms of Reference in coordination with the Arbitration Tribunal. On June 10, 2010, YPF submitted its arguments on procedural grounds before the Arbitration Tribunal and requested the Arbitration Tribunal to determine that it was not competent to hear the claim. In case such motion is rejected, YPF has requested the Arbitration Tribunal to suspend this arbitration until the ongoing arbitration with TGM, among others, is solved. On the same date, TGM submitted a similar request. On February 14, 2011, YPF was notified of the Arbitration Tribunal’s decision to sustain the Company’s motion, therefore suspending the proceeding until the arbitration brought by YPF is solved.

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–	National Antitrust Protection Board: On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Law, from a group of almost thirty natural gas production companies,YPF among them, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of the Antitrust Law. On January 15, 2007, the Antitrust Board charged YPF and eight other producers with violations of the Antitrust Law. YPF has contested the complaint on the basis that no violation of the law took place and that the charges are barred by the applicable statute of limitations, and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with Art. 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings. On December 14, 2007, the Antitrust Board decided to transfer the motion to the Court of Appeals as a consequence of the appeal presented by YPF against the rejection of the application of the statute of limitations.

In addition, YPF is subject to other claims before the Antitrust Board which are related to alleged price discrimination in sale of fuels. Upon the opinion of Management and its legal advisors, such claims have been considered as possible contingencies.

–	Users and Consumers´ Association claim: The “Users and Consumers Association” (Unión de Usuarios y Consumidores) claimed originally against Repsol YPF (then extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 2001. The claim is for an unspecified sum, amounting to 91 in the period 1993 to 1997 (this sum, brought up-to-date would be approximately 315), together with an undetermined amount for the period 1997 to 2001. The Company claimed the application of the statute of limitations (as well as other defenses) since, at the date of the extension of the claim, the two-year limit had already elapsed. Notwithstanding, on August 6, 2009, the evidence production period commenced and the evidence is now being produced.

–	Compañía Mega claim: Compañía Mega has claimed YPF for cutbacks in natural gas supply pursuant to their respective sales contract. YPF affirmed that the deliveries of natural gas to Mega were affected by the interference of the Argentine Government. Besides, YPF would not have any responsibility based on the event of force majeure. Despite the fact that the Company has material arguments of defense, taking into account the characteristics of the claims, they have been considered as possible contingencies.

–	Other claims. YPF has been subject to claims related to the lack of payment to employees who, according to the interpretation made by the plaintiffs, were entitled to wages for not being able to benefit from their time to rest while on duty. The labour authority has issued an arbitral award imposing on the Company the payment of the hours during which the employees were on duty as actually worked time. YPF has submitted a motion to declare the decision null, which has been rejected. Due to the foregoing, YPF has filed a lawsuit requesting the judge declared the administrative decision void as well as a preliminary injunction. As the said lawsuit was rejected, the Company has appealed that decision. The amount of the claim is to be determined during the proceedings.

Additionally, the Company has received other labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been accrued since Management, based on the evidence available as of the date of issuance of these financial statements, has considered them to be possible contingencies.

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b)	Environmental liabilities:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment, as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and necessary remediation and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior to December 31, 1990. Until these studies are completed and evaluated, the Company cannot estimate what additional costs, if any, will be required. However, it is possible that other works, including provisional remedial measures, may be required.

In addition to the hydrocarbon wells abandonment legal obligations for 4,544 as of September 30, 2010, the Company has accrued 483 corresponding to environmental remediation, which evaluations and/or remediation works are probable and can also be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies could materially affect future results of operations.

c)	Contractual commitments and regulatory requirements:

–	Contractual commitments: The Company has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract. In particular, the Company has renegotiated certain natural gas export contracts, and has agreed certain limited compensations in case of any delivery interruption and/or suspension, for any reason, except for physical force majeure event. The estimated losses for contracts in progress, if any, considering the compensations mentioned above, are charged to the income of the period or year in which are identified.

–	Natural gas regulatory requirements: In addition to the regulations that affect the natural gas market mentioned in “Natural gas market” (Note 5.a), on June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published in the Official Gazette (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customer’s consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription.

Additionally, on October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1410/2010 that approves the “Procedimiento para Solicitudes, Confirmaciones y Control de Gas” which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe restrictions to the producers’ availability of natural gas, as follows. By virtue of these procedures, distributors

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remain able to request all the natural gas necessary to cover the Priority Demand even in the case of natural gas volumes that exceed those that the Secretariat of Energy would have allocated by virtue of the Agreement ratified by the Resolution No. 599/07. Producers are obligated to confirm all the natural gas requested by distributors to supply the Priority Demand. The producers’ shares in such volumes follow the allocation criterion established by the Agreement 2007-2011. It is not possible to predict the estimated demand of the Argentine market that must be satisfied by the producers, whether or not the producer signed the Agreement 2007-2011. Once the Priority Demand has been supplied, the volumes requested by the rest of the segments must be confirmed, leaving the exports last in order of priority. In case the programmings do not yield sustainable results, with respect to the objective of maintaining the equilibrium and preserving the operation of the transportation and distribution systems, the necessary reprogrammings and redirections will take place. In case the producer’s confirmations are of a lower volume than requested, the transporters will be in charge of making confirmations adequate by redirecting natural gas until the volume required by distributors according to Priority Demand is completed. This greater volume will have to be withdrawn from the confirmations made by that producer to other clients. If the producer would not have confirmed natural gas to other clients from the same basin, the lacking volume will be requested to the rest of the natural gas producers. Therefore, this procedure imposes a supply obligation that is jointly liable for all producers in case any producer supplies natural gas in a deficient way.

–	Liquid hydrocarbons regulatory requirements: Resolution No. 1,679/04 of the Secretariat of Energy reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution No. 1,338/06 of the Secretariat of Energy added other petroleum products to the registration regime created by Executive Decree No. 645/02, including gasoline, fuel oil and its derivatives, diesel, aviation fuel, asphalts, certain petrochemicals, certain lubricants, coke and petrochemical derivatives. Resolution No. 715/07 of the Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1,679/04; the fulfillment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/02. In addition, certain regulations establish that exports are subordinated to the supply of the domestic market. In this way, Resolution No. 25/06 of the Secretariat of Domestic Commerce, issued on October 11, 2006, imposes on each Argentine refining and/or retail company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (which at least should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The mentioned commercialization should be done without altering or affecting the normal operation of the diesel market.

Additionally, Rule 168/04 requires companies intending to export LPG to first obtain an authorization from the Secretariat of Energy, by demonstrating that local demand was satisfied or that an offer to sell LPG to local demand has been made and rejected.

In January 2008, the Secretariat of Domestic Commerce issued Resolution No.14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

–	Other regulatory requirements: In connection with certain natural gas export contracts from the Noroeste basin in Argentina, YPF presented to the Secretariat of Energy the accreditation of the existence of natural gas reserves of that basin in adherence to export permits. In case the Secretariat of Energy considers that the natural gas reserves are insufficient, it could resolve the expiration or partial or total suspension of one or several export permits. The Secretariat of Energy limited preventively the exportable volumes of natural gas in a 20% by Note No. 1,009/2006. All of this is connected with the export authorization given by Resolution No. 167/1997 of the Secretariat of Energy (80% of the maximum exportable quantities still remain).

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During 2005, the Secretariat of Energy by means of Resolution No. 785/2005 modified by Resolution No. 266/2008 of the Ministry of Federal Planning, Public Investment and Services, created the National Program of Hydrocarbons and its derivatives Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons and its derivatives warehousing-aerial tanks. The Company has begun to develop and implement a technical and environmental audit plan as required by the resolution.

–	Agreements of extension of concessions: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years until November 2027 the concession for the exploitation of Loma La Lata – Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Argentine Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Argentine Government for the extension of the concession mentioned above, which were recorded in “Fixed Assets” on the balance sheet and committed, among other things, to define a disbursement and investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

Additionally, in 2008 and 2009, the Company entered into a series of agreements with the Province of Neuquén, to extend for ten additional years the term of the production concessions on several areas located in that province, which, as result of the above mentioned agreement, will expire between 2026 and 2027. As a condition for the extension of these concessions the Company undertook the following commitments upon the execution of the agreements: i) to make to the Province total initial payments of US$ 204 million; ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of an extraordinary income according to the mechanisms and reference values established in each signed agreement; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in the production concessions that are the purpose of the agreements in a total amount of US$ 3,512 million until the expiring date of the concessions; and iv) to make Corporate Social Responsibility contributions to the Province of Neuquén in a total amount of US$ 23 million.

6.	OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

a)	Fixed assets evolution.

b)	Cost of sales.

c)	Expenses incurred.

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a)	Fixed assets evolution

	2010

	Cost

Main account	Amounts at beginning of year	Net translation effect (4)	Increases	Net decreases, reclassifications and transfers	Amounts at end of period

Land and buildings	3,206	—	15	122	3,343
Mineral property, wells and related equipment	61,501	13	36	2,364	63,914
Refinery equipment and petrochemical plants	10,847	—	9	256	11,112
Transportation equipment	1,973	—	7	—	1,980
Materials and equipment in warehouse	814	—	1,005	(751)	1,068
Drilling and work in progress	3,640	—	4,271	(2,661)	5,250
Exploratory drilling in progress	119	—	135	(57)	197
Furniture, fixtures and installations	884	—	4	46	934
Selling equipment	1,485	—	—	35	1,520
Other property	652	—	26	235	913

Total 2010	85,121	13	5,508(1)	(411)	90,231

Total 2009	80,364	55	3,343(5)	(460)	83,302

	2010						2009

	Depreciation

Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers	Depreciation rate	Increases	Accumulated at end of period	Net book value as of 09-30-10	Net book value as of 09-30-09	Net book value as of 12-31-09

Land and buildings	1,219	(11)	2%	58	1,266	2,077	1,933	1,987
Mineral property, wells and related equipment	45,162	(3)	(3)	3,501	48,660	15,254(2)	16,127(2)	16,339(2)
Refinery equipment and petrochemical plants	7,102	(1)	4 – 10%	379	7,480	3,632	3,695	3,745
Transportation equipment	1,433	(8)	4 – 5%	49	1,474	506	536	540
Materials and equipment in warehouse	—	—	—	—	—	1,068	902	814
Drilling and work in progress	—	—	—	—	—	5,250	3,245	3,640
Exploratory drilling in progress	—	—	—	—	—	197	85	119
Furniture, fixtures and installations	674	—	10%	66	740	194	228	210
Selling equipment	1,176	—	10%	44	1,220	300	318	309
Other property	322	(8)	10%	17	331	582	311	330

Total 2010	57,088	(31)		4,114	61,171	29,060

Total 2009	52,291	(17)		3,648	55,922		27,380	28,033

(1)	Includes 26 corresponding to hydrocarbon wells abandonment costs for the nine-month period ended September 30, 2010.
(2)	Includes 1,075, 1,218 and 1,196 of mineral property as of September 30, 2010 and 2009 and December 31, 2009, respectively.
(3)	Depreciation has been calculated according to the unit of production method.
(4)	Includes the net effect of the exchange differences arising from the translation of foreign companies’ fixed assets net book values at beginning of the year.
(5)	Includes 102 for the extension of certain exploitation concessions in the Province of Neuquén, for the nine-month period ended September 30, 2009, (Note 5.c).

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b)	Cost of sales

	For the nine-month periods ended September 30,

	2010	2009

Inventories at beginning of year	3,066	3,449
Purchases for the period	6,665	4,175
Production costs (Note 6.c)	14,626	12,232
Holding gains (losses) on inventories	467	(163)
Inventories at end of period	(3,958)	(2,997)

Cost of sales	20,866	16,696

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c)	Expenses incurred

	For the nine-month periods ended September 30,

	2010					2009

	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total

Salaries and social security taxes	1,149	320	209	48	1,726	1,320
Fees and compensation for services	138	299	37	4	478	421
Other personnel expenses	350	59	18	9	436	350
Taxes, charges and contributions	254	32	403	—	689	536
Royalties and easements	2,196	—	7	6	2,209	1,891
Insurance	111	6	18	—	135	158
Rental of real estate and equipment	363	3	57	—	423	399
Survey expenses	—	—	—	30	30	21
Depreciation of fixed assets	3,941	80	93	—	4,114	3,648
Industrial inputs, consumable materials and supplies	574	5	35	1	615	471
Operation services and other service contracts	1,274	50	113	—	1,437	1,427
Preservation, repair and maintenance	2,259	29	57	13	2,358	1,486
Contractual commitments	149	—	—	—	149	34
Unproductive exploratory drillings	—	—	—	45	45	292
Transportation, products and charges	760	—	969	—	1,729	1,481
Allowance for doubtful trade receivables	—	—	36	—	36	12
Publicity and advertising expenses	—	69	59	—	128	109
Fuel, gas, energy and miscellaneous	1,108	63	71	22	1,264	1,164

Total 2010	14,626	1,015	2,182	178	18,001

Total 2009	12,232	776	1,790	422		15,220

7.	RECENT EVENTS

As of the date of the issuance of these condensed consolidated financial statements, as amended, there are no other significant subsequent events that require adjustments or disclosure, if applicable, which were not already considered in this note or elsewhere in the financial statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 16, 2011	By:	/s/ Ángel Ramos Sánchez
	Name:	Ángel Ramos Sánchez
	Title:	Director of Administration and Tax